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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554153106

(CUSIP Number)

John M. Newell, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111 (415) 391-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Fairview Capital Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Fairview Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Andrew F. Mathieson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Scott W. Clark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Darlington Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 803,146
9. Sole Dispositive Power 0
10. Shared Dispositive Power 803,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 554153106	SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Mac-Gray Corporation (the “Issuer”). The principal executive office of the Issuer is located at 404 Wyman Street, Suite 400, Waltham, MA 02451-1212.

Item 2.	Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Fairview Capital Investment Management, LLC (“FCIM LLC”)
Fairview Capital
Andrew F. Mathieson
Scott W. Clark
Darlington Partners, L.P. (“Darlington”)
(collectively, the “Filers”).

(b)	The business address of the Filers is
300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FCIM LLC is the investment adviser and general partner of Darlington and is the investment adviser to other accounts. Fairview Capital is the manager of FCIM LLC. Mr. Mathieson is the sole shareholder and President of Fairview Capital and is the managing member of FCIM LLC. Mr. Clark is a Vice President, member and portfolio manager of FCIM LLC and a managing partner and portfolio manager of Darlington.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

CUSIP No. 554153106	SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
FCIM LLC	AF(1)	$7,916,586

(1)	Purchases were made by an investment limited partnership to which FCIM LLC is the general partner and investment adviser and other accounts of which it is the investment adviser.

Item 4.	Purpose of Transaction

The Filers acquired the Shares for investment purposes in the ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the Shares’ market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, the filers’ liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management or directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Shares, exchanging information with the Issuer pursuant to confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers may formulate other plans and/or make other proposals, and take such actions with respect to the Shares, including any or all of the actions described in sections (a) through (j) of Item 4 of Schedule 13D.

Without limiting the generality of the foregoing, on February 19 and 20, 2009, Darlington Partners, L.P. delivered to the Issuer the “Notice of Nomination of Persons for Election as Directors” (the “Notice”), a copy of which is attached hereto as Exhibit B and is incorporated herein by reference. Such Notice states the intention of Darlington Partners, L.P. to seek to nominate Scott W. Clark and Bruce C. Ginsberg for election to the Board of Directors of the Issuer at the Issuer’s 2009 annual meeting of stockholders.

On February 20, 2009, Fairview Capital Investment Management, LLC issued a press release announcing Darlington Partners, L.P.’s delivery of the Notice to the Issuer and the nomination of Scott W. Clark and Bruce C. Ginsberg for election to the Board of Directors of the Issuer at the Issuer’s 2009 annual meeting of stockholders. A copy of such press release is attached hereto as Exhibit C and is incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY DARLINGTON PARTNERS, L.P., FAIRVIEW CAPITAL, FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC, ANDREW F. MATHIESON, SCOTT W. CLARK, BRUCE C. GINSBERG AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF MAC-GRAY CORPORATION, FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF MAC-GRAY CORPORATION FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

CUSIP No. 554153106	SCHEDULE 13D

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC AND CERTAIN OF ITS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2009, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

FCIM LLC purchased and sold the Stock described below on behalf of Darlington, to which FCIM LLC is the general partner and investment adviser, and on behalf of other accounts of which FCIM LLC is the investment adviser, in open market transactions, and such purchases and sales are the Filers’ only transactions in the Stock in the last sixty days:

Name	Purchase or Sale	Date	Number of Shares	Price per Share
FCIM LLC	Purchase	12/30/2008	10,000	$6.54
FCIM LLC	Purchase	12/30/2008	14,000	$6.54
FCIM LLC	Purchase	12/30/2008	5,000	$6.54
FCIM LLC	Purchase	12/30/2008	8,000	$6.54
FCIM LLC	Purchase	12/30/2008	4,000	$6.54
FCIM LLC	Sale	12/30/2008	2,900	$6.50
FCIM LLC	Sale	12/30/2008	2,100	$6.50
FCIM LLC	Sale	12/30/2008	1,300	$6.50
FCIM LLC	Sale	12/30/2008	3,800	$6.50
FCIM LLC	Sale	12/30/2008	600	$6.50
FCIM LLC	Sale	12/30/2008	2,800	$6.50
FCIM LLC	Sale	12/30/2008	2,100	$6.50
FCIM LLC	Sale	12/30/2008	600	$6.50
FCIM LLC	Sale	12/30/2008	100	$6.50
FCIM LLC	Sale	12/30/2008	3,300	$6.50
FCIM LLC	Sale	12/30/2008	18,310	$6.50
FCIM LLC	Sale	12/30/2008	3,090	$6.50

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

FCIM LLC is the general partner of Darlington pursuant to an agreement of limited partnership and is the investment adviser to other accounts pursuant to investment advisory contracts providing to FCIM LLC the authority, among other things, to invest Darlington’s and those accounts’ funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Darlington and the other accounts. Pursuant to such agreement of limited partnership, FCIM LLC is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 554153106	SCHEDULE 13D

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B -	Notice of Nomination of Persons for Election as Directors dated February 19, 2009.

Exhibit C -	Press Release dated February 20, 2009.

Exhibit D -	Letter to the Board dated April 10, 2008, incorporated by reference to Schedule 13D filed April 11, 2008.

Exhibit E -	Letter to the Board dated December 5, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

Exhibit F -	Letter to the independent members of the Board dated October 9, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

Exhibit G -	Letter to the Board dated July 9, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

CUSIP No. 554153106	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC		FAIRVIEW CAPITAL

By:	Fairview Capital, Manager	By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President
By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President

/s/ Andrew F. Mathieson	/s/ Scott W. Clark
Andrew F. Mathieson	Scott W. Clark

DARLINGTON PARTNERS, L.P.

By:	Fairview Capital Investment Management, LLC, General Partner

By:	Fairview Capital, Manager

By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President

CUSIP No. 554153106	SCHEDULE 13D

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Fairview Capital Investment Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: December 27, 2007

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC		FAIRVIEW CAPITAL

By:	Fairview Capital, Manager	By:	Andrew F. Mathieson, President

By: Andrew F. Mathieson, President

Andrew F. Mathieson		Scott W. Clark

DARLINGTON PARTNERS, L.P.

By:	Fairview Capital Investment Management, LLC, General Partner

	By:	Fairview Capital, Manager

		By:	Andrew F. Mathieson, President

CUSIP No. 554153106	SCHEDULE 13D

EXHIBIT B

Notice of Nomination of Persons for Election as Directors

CUSIP No. 554153106	SCHEDULE 13D

Darlington Partners, L.P.

300 Drakes Landing Road, Suite 250

Greenbrae, CA 94904

February 19, 2009

Via Overnight Delivery, Fax and E-Mail

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, MA 02451

Attention: Linda A. Serafini, Corporate Secretary

Re:	Notice of Nomination of Persons for Election as Directors

Dear Ms. Serafini:

Darlington Partners, L.P. (the “Nominating Stockholder”) hereby gives notice to Mac-Gray Corporation (the “Company”) that it is formally nominating both Scott W. Clark and Bruce C. Ginsberg (together the “Nominees,” and each a “Nominee”) for election to the Board of Directors of the Company. The numbered paragraphs below correspond with subsections of Article I Section 2(a) of the Company’s Amended and Restated By-Laws (the “Bylaws”).

(2)(A)	Please see Exhibit A, attached hereto, for all information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Please see Exhibit B, attached hereto, for the written consents of each Nominee to being named in the proxy statement as a nominee and to serving as a director if elected.

(2)(B)	We note that the Nominating Stockholder sent a letter to the Company, dated December 19, 2008, whereby the Nominating Stockholder submitted a stockholder proposal to the Company, pursuant to Rule 14a-8 of the Exchange Act, relating to the declassification of the Company’s Board of Directors. Additionally, although Peter Mathieson and Margaret Conver as trustees (the “Trustees”) of the Abigail B Mathieson Trust U/A DTD 8/31/1991 (the “Trust”) are not stockholders submitting this notice of nomination, we note that the Trustees sent a letter to the Company, dated December 19, 2008, whereby the Trustees submitted a stockholder proposal to the Company, pursuant to Rule 14a-8 of the Exchange Act, relating to a majority vote standard in director elections. Each Proposing Person (as defined below), except for the Nominating Stockholder, could be deemed to beneficially own the shares of common stock of the Company held by the Trustees in the Trust. However, these stockholder proposals are not the subject of this notice letter as each proposal was properly submitted to the Company, pursuant to Rule 14a-8 of the Exchange Act, for inclusion in the Company’s proxy statement.

(2)(C)(i)	Name and address of the Nominating Stockholder, as they appear on the Company’s books:

Darlington Partners, L.P. 300 Drakes Landing Road, Suite 250 Greenbrae, CA 94904

CUSIP No. 554153106	SCHEDULE 13D

Names and addresses of additional Proposing Persons (as such term is defined in the Bylaws), as each additional Proposing Person listed below could be deemed a beneficial owner of the Company’s common stock that is owned by the Nominating Stockholder:

Fairview Capital 300 Drakes Landing Road, Suite 250 Greenbrae, CA 94904

Fairview Capital Investment Management, LLC 300 Drakes Landing Road, Suite 250 Greenbrae, CA 94904

Andrew F. Mathieson 300 Drakes Landing Road, Suite 250 Greenbrae, CA 94904

Scott W. Clark 300 Drakes Landing Road, Suite 250 Greenbrae, CA 94904

As used in this Notice of Nomination, the term “Proposing Persons” shall include the Nominating Stockholder, Fairview Capital, Fairview Capital Investment Management, LLC and Messrs. Mathieson and Clark.

(2)(C)(ii)(a)	The following is, as to each Proposing Person, the class or series and number of all shares of capital stock of the Company are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Company as to which such Proposing Person or affiliate or associate has a right to acquire beneficial ownership at any time in the future:

Proposing Person	Class	Total Shares Owned of Record	Total Shares Beneficially Owned
Darlington Partners, L.P.	Common Stock	100	803,146	(1)
Fairview Capital	Common Stock	0	851,346	(2)
Fairview Capital Investment Management, LLC	Common Stock	0	851,346	(2)
Andrew F. Mathieson	Common Stock	0	851,346	(2)
Scott W. Clark	Common Stock	0	851,346	(2)

(1)	Includes 100 shares owned of record and 803,046 shares beneficially owned by Darlington Partners, L.P. in street name.

(2)

Includes 803,146 shares owned of record and beneficially by Darlington Partners, L.P., 41,000 shares beneficially owned by Fairview Capital Investment Management, LLC in actively managed client accounts and 7,200 shares beneficially owned by Fairview Capital Investment Management, LLC in non-managed employee accounts for which Fairview Capital Investment Management, LLC does not receive management fees. Fairview Capital is the manager of Fairview Capital Investment Management, LLC and Fairview Capital Investment Management, LLC is the general partner of Darlington Partners, L.P. Mr. Mathieson is the sole shareholder and President of Fairview Capital and is the managing member of Fairview Capital Investment

CUSIP No. 554153106	SCHEDULE 13D

Management, LLC. Mr. Clark is a Vice President, member and portfolio manager of Fairview Capital Investment Management, LLC and a managing partner and portfolio manager of Darlington Partners, L.P. Messrs. Mathieson and Clark disclaim beneficial ownership with respect to such shares except to the extent of their respective pecuniary interests therein.

(2)(C)(ii)(b)	The following is, as to each Proposing Person, all Synthetic Equity Interests (as such term is defined in the Bylaws) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest:

None.

(2)(C)(ii)(c)	The following is, as to each Proposing Person, any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of capital stock of the Company:

None.

(2)(C)(ii)(d)	The following is, as to each Proposing Person, any rights to dividends or other distributions on the shares of any class or series of capital stock of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company:

None.

(2)(C)(ii)(e)	The following is, as to each Proposing Person, any performance-related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Company or any Synthetic Equity Interests:

None.

(2)(C)(iii)	The following is, as to each Proposing Person, a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Company:

None.

CUSIP No. 554153106	SCHEDULE 13D

(2)(D)(i)	The following is a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, including with any proposed nominees, pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders:

The Nominating Stockholder and Fairview Capital Investment Management, LLC have signed a letter agreement with Mr. Ginsberg pursuant to which they will indemnify Mr. Ginsberg against certain legal actions arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

(2)(D)(ii)	The following is an identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Company’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s):

None.

(2)(E)	The Nominating Stockholder and the other Proposing Persons will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Company reasonably believed by the Nominating Stockholder and other Proposing Persons to be sufficient to elect the Nominees proposed to be nominated by the Nominating Stockholder.

(3)	The Nominating Stockholder represents that it will further update and supplement this Notice of Nomination, if necessary, so that the information (including, without limitation, the Material Ownership Interests (as such term is defined in the Bylaws) information) provided or required to be provided in this Notice of Nomination shall be true and correct as of the record date for the Company’s next annual meeting of stockholders (the “Annual Meeting”) and as of the date that is ten (10) business days prior to the Annual Meeting, and that such update and supplement shall be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date for the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the Annual Meeting).

The Nominating Stockholder represents that, in compliance with Article I Section 2(b)(3) of the Bylaws, the Nominating Stockholder, or a qualified representative of the Nominating Stockholder, will appear at the Annual Meeting to present the Nominating Stockholder’s nomination of the Nominees.

Please contact us at the address above if there is any additional information that you require in connection with the nominations of the Nominees above and please do not hesitate to contact us with any questions regarding these matters.

Very truly yours,

Darlington Partners, L.P.

/s/ Scott W. Clark
By:	Scott W. Clark
Title:	Managing Partner

CUSIP No. 554153106	SCHEDULE 13D

Exhibit A

The following is all the information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act:

The Nominees

The following are the name, age, present principal occupation, employment history and directorships of publicly held companies of each of the Nominees for at least the last five years:

Scott W. Clark is 36 years old. From 2002 to the present, Mr. Clark has been a Vice President, member and portfolio manager with Fairview Capital Investment Management, LLC, an SEC-registered independent investment advisor, and a managing partner and portfolio manager for Darlington Partners, L.P., a private investment partnership of which Fairview Capital Investment Management, LLC is the general partner. Mr. Clark is not a director, and for the last five years has not been a director, of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940.

Bruce C. Ginsberg is 50 years old. From June 2006 to the present, Mr. Ginsberg has been President, Chief Executive Officer and a director of MooBella LLC, a company that has developed an innovative ice cream dispensing system for foodservice operations. From 2001 to June 2006, Mr. Ginsberg was President, Chief Operating Officer and a director of MooBella LLC. From 1999 to the present, Mr. Ginsberg has been the founder, President and sole shareholder of New England Ice Cream Corporation, a company that distributes nationally branded frozen desserts to retail, food service and machine vending accounts. Mr. Ginsberg is not a director, and for the last five years has not been a director, of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940.

Mr. Clark’s business address is Fairview Capital, 300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904.

Mr. Ginsberg’s business address is MooBella, LLC, 555 Constitution Drive, Taunton, MA 02780-7365.

The Proposing Persons believe that each of the Nominees could be determined by the Board of Directors of the Company to be independent from the Company in accordance with the Securities and Exchange Commission (“SEC”) and New York Stock Exchange rules regarding board of directors independence. Each of the Nominees has consented to serve as a director of the Company, if elected, and to be named in a proxy statement as a nominee for election to the Board of Directors of the Company.

Mr. Clark is deemed to beneficially own 851,346 shares of common stock, par value $0.01 per share, of the Company, representing approximately 6.4% of the Company’s outstanding shares of common stock (based upon the 13,378,068 shares of common stock of the Company stated to be outstanding as of November 7, 2008 by the Company in the Company’s Quarterly Report filed on Form 10-Q with the SEC for the quarter ended September 30, 2008), which includes 803,146 shares owned of record and beneficially by Darlington Partners, L.P., 41,000 shares beneficially owned by Fairview Capital Investment Management, LLC in actively managed client accounts and 7,200 shares beneficially owned by Fairview Capital Investment Management, LLC in non-managed employee accounts for which Fairview Capital Investment Management, LLC does not receive management fees. Mr. Clark is a Vice President, member and portfolio manager of Fairview Capital Investment Management, LLC and a managing partner and portfolio manager of Darlington Partners, L.P. Mr. Clark disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

CUSIP No. 554153106	SCHEDULE 13D

Please see Exhibit C, attached hereto, for information relating to purchases and sales of Mr. Clark’s beneficially owned securities of the Company during the past two years.

Mr. Ginsberg does not own, and has never owned, beneficially or of record, any shares of capital stock of the Company.

The Nominees will not receive any compensation from the Proposing Persons for their services as directors of the Company. Neither Nominee received any compensation from the Company during the Company’s last completed fiscal year.

As stated above, Mr. Clark is a Vice President, member and portfolio manager of Fairview Capital Investment Management, LLC and a managing partner and portfolio manager of Darlington Partners, L.P., and he is a party to agreements that reflect such relationships with such Proposing Persons.

The Nominating Stockholder and Fairview Capital Investment Management, LLC have signed a letter agreement with Mr. Ginsberg pursuant to which they will indemnify Mr. Ginsberg against certain legal actions arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

The Nominating Stockholder sent a letter to the Company, dated December 19, 2008, whereby the Nominating Stockholder submitted a stockholder proposal to the Company, pursuant to Rule 14a-8 of the Exchange Act, relating to the declassification of the Company’s Board of Directors. Additionally, Peter Mathieson and Margaret Conver as trustees (the “Trustees”) of the Abigail B Mathieson Trust U/A DTD 8/31/1991 (the “Trust”) sent a letter to the Company, dated December 19, 2008, whereby the Trustees submitted a stockholder proposal to the Company, pursuant to Rule 14a-8 of the Exchange Act, relating to a majority vote standard in director elections. Mr. Clark is a managing partner and portfolio manager of Darlington Partners, L.P. and could be deemed to beneficially own the shares of common stock of the Company held by Trustees in the Trust, and therefore, he could be deemed to have an interest in such stockholder proposals as they are acted on at the Company’s Annual Meeting.

Other than as stated in this Notice of Nomination letter and related exhibits, there are no arrangements or understandings between the Proposing Persons and the Nominees or any other person or persons pursuant to which the nomination of the Nominees is to be made, other than the consent by each of the Nominees to be named in a proxy statement and to serve as a director of the Company if elected as such at the Annual Meeting. Neither Nominee nor any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Other than as stated in this Notice of Nomination letter and related exhibits, (i) during the last 10 years, neither Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) neither Nominee directly or indirectly beneficially owns any securities of the Company; (iii) neither Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) neither Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by either Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) neither Nominee is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies; (vii) no associate of either Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) neither Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the

CUSIP No. 554153106	SCHEDULE 13D

Company; (ix) neither Nominee nor any of their associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000; (x) neither Nominee nor any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including each Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

CUSIP No. 554153106	SCHEDULE 13D

Exhibit B

Consents of Nominees

CUSIP No. 554153106	SCHEDULE 13D

February 19, 2009

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, MA 02451

Attention: Linda A. Serafini, Corporate Secretary

Dear Ms. Serafini:

I, Scott William Clark, hereby consent to being named in a proxy statement as a nominee to the Mac-Gray Corporation Board of Directors and to serve as a director on such Board of Directors if elected.

/s/ Scott William Clark
Scott William Clark

CUSIP No. 554153106	SCHEDULE 13D

February 12, 2009

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, MA 02451

Attention: Linda A. Serafini, Corporate Secretary

Dear Ms. Serafini:

I, Bruce Clifford Ginsberg, hereby consent to being named in a proxy statement as a nominee to the Mac-Gray Corporation Board of Directors and to serve as a director on such Board of Directors if elected.

/s/ Bruce C. Ginsberg
Bruce Clifford Ginsberg

CUSIP No. 554153106	SCHEDULE 13D

Exhibit C

Purchases and Sales of Securities of the Company

The following list indicates the date of each purchase and sale of common stock of the Company within the past two years, made by the Proposing Persons with respect to shares beneficially owned by Scott W. Clark, as well as the quantity of shares and aggregate U.S. dollar amount in each such purchase and sale. For the purposes of this list, Fairview Capital Investment Management, LLC shall be referred to as “FCIM LLC.”

Trade Date	Quantity of Shares	U.S. Dollar Amount	Party to the Transaction
PURCHASES:
1/3/2007	7,600	$89,452	Darlington Partners, L.P.
1/5/2007	10,000	$117,500	Darlington Partners, L.P.
8/21/2007	2,900	$36,790	Darlington Partners, L.P.
8/22/2007	2,100	$25,900	Darlington Partners, L.P.
9/14/2007	1,300	$16,918	Darlington Partners, L.P.
9/17/2007	3,800	$48,009	Darlington Partners, L.P.
9/20/2007	600	$7,475	Darlington Partners, L.P.
10/5/2007	2,800	$33,886	Darlington Partners, L.P.
11/2/2007	2,100	$26,040	Darlington Partners, L.P.
11/8/2007	600	$7,230	Darlington Partners, L.P.
11/9/2007	100	$1,205	Darlington Partners, L.P.
11/13/2007	6,840	$81,745	Darlington Partners, L.P.
11/19/2007	5,000	$56,376	Darlington Partners, L.P.
11/26/2007	1,900	$19,955	Darlington Partners, L.P.
12/3/2007	10,000	$120,500	Darlington Partners, L.P.
12/18/2007	17,300	$181,103	Darlington Partners, L.P.
1/2/2008	18,310	$202,326	Darlington Partners, L.P.
1/29/2008	5,900	$65,011	Darlington Partners, L.P.
3/7/2008	12,396	$137,441	Darlington Partners, L.P.
3/10/2008	100	$1,135	Darlington Partners, L.P.
3/17/2008	7,700	$85,518	Darlington Partners, L.P.
3/18/2008	400	$4,540	Darlington Partners, L.P.
3/19/2008	3,300	$37,620	Darlington Partners, L.P.
3/20/2008	2,100	$24,255	Darlington Partners, L.P.
3/31/2008	11,500	$130,261	Darlington Partners, L.P.
4/17/2008	25,000	$238,728	Darlington Partners, L.P.
4/18/2008	10,000	$91,004	Darlington Partners, L.P.
4/21/2008	20,000	$180,628	Darlington Partners, L.P.
4/22/2008	15,000	$135,750	Darlington Partners, L.P.
4/24/2008	15,000	$135,750	Darlington Partners, L.P.
6/2/2008	10,000	$100,500	Darlington Partners, L.P.
6/4/2008	14,700	$147,925	Darlington Partners, L.P.
12/30/2008	10,000	$65,415	FCIM LLC account
12/30/2008	14,000	$91,575	FCIM LLC account
12/30/2008	5,000	$32,715	FCIM LLC account
12/30/2008	8,000	$52,335	FCIM LLC account

CUSIP No. 554153106	SCHEDULE 13D

12/30/2008	4,000	$26,175	FCIM LLC account

SALES:
10/10/2008	5,000	$50,000	Darlington Partners, L.P.
10/13/2008	100	$995	Darlington Partners, L.P.
10/14/2008	1,600	$16,400	Darlington Partners, L.P.
12/30/2008	2,900	$18,850	Darlington Partners, L.P.
12/30/2008	2,100	$13,650	Darlington Partners, L.P.
12/30/2008	1,300	$8,450	Darlington Partners, L.P.
12/30/2008	3,800	$24,700	Darlington Partners, L.P.
12/30/2008	600	$3,900	Darlington Partners, L.P.
12/30/2008	2,800	$18,200	Darlington Partners, L.P.
12/30/2008	2,100	$13,650	Darlington Partners, L.P.
12/30/2008	600	$3,900	Darlington Partners, L.P.
12/30/2008	100	$650	Darlington Partners, L.P.
12/30/2008	3,300	$21,450	Darlington Partners, L.P.
12/30/2008	18,310	$119,014	Darlington Partners, L.P.
12/30/2008	3,090	$20,085	Darlington Partners, L.P.
3/26/2007	9,400	$147,240	FCIM LLC account
3/27/2007	9,600	$149,278	FCIM LLC account
3/28/2007	300	$4,680	FCIM LLC account
3/29/2007	5,000	$77,759	FCIM LLC account
3/29/2007	1,900	$29,550	FCIM LLC account
3/29/2007	5,000	$77,762	FCIM LLC account
4/12/2007	3,100	$47,896	FCIM LLC account
4/12/2007	4,000	$61,801	FCIM LLC account
4/12/2007	5,000	$77,251	FCIM LLC account
4/12/2007	12,900	$199,308	FCIM LLC account
4/19/2007	700	$11,198	FCIM LLC account
4/19/2007	5,500	$87,984	FCIM LLC account
4/19/2007	8,000	$127,977	FCIM LLC account
4/19/2007	1,500	$23,996	FCIM LLC account
4/19/2007	3,100	$49,591	FCIM LLC account
4/19/2007	8,000	$127,977	FCIM LLC account
4/19/2007	800	$12,798	FCIM LLC account
4/20/2007	7,350	$117,434	FCIM LLC account
5/4/2007	3,700	$57,400	FCIM LLC account
5/4/2007	3,600	$56,709	FCIM LLC account
5/25/2007	3,241	$51,389	FCIM LLC account
6/1/2007	21	$324	FCIM LLC account
6/4/2007	10,000	$154,501	FCIM LLC account
6/22/2007	500	$7,535	FCIM LLC account
6/22/2007	712	$10,730	FCIM LLC account
6/22/2007	5,000	$75,349	FCIM LLC account
6/22/2007	2,000	$30,140	FCIM LLC account
6/22/2007	3,000	$45,209	FCIM LLC account
6/22/2007	10,000	$150,698	FCIM LLC account
6/22/2007	1,288	$19,410	FCIM LLC account
6/25/2007	500	$7,527	FCIM LLC account
6/26/2007	3,300	$50,153	FCIM LLC account
6/28/2007	2,400	$36,607	FCIM LLC account

CUSIP No. 554153106	SCHEDULE 13D

7/2/2007	8,200	$123,853	FCIM LLC account
7/5/2007	5,970	$90,689	FCIM LLC account
7/6/2007	588	$8,911	FCIM LLC account
7/6/2007	5,682	$86,108	FCIM LLC account
7/6/2007	8,330	$126,238	FCIM LLC account
7/9/2007	11,300	$176,521	FCIM LLC account
7/9/2007	4,318	$67,453	FCIM LLC account
11/3/2008	3,000	$22,503	FCIM LLC account

CUSIP No. 554153106	SCHEDULE 13D

EXHIBIT C

Press Release Dated February 20, 2009

CUSIP No. 554153106	SCHEDULE 13D

FAIRVIEW CAPITAL TO SEEK REPRESENTATION ON MAC-GRAY’S BOARD

Greenbrae, CA – February 20, 2009 – Fairview Capital Investment Management, LLC (“Fairview”) today announced that Darlington Partners, L.P. (“Darlington”), an investment partnership it manages, gave notice to Mac-Gray Corporation (“Mac-Gray”) (NYSE: TUC) that Darlington intends to nominate two independent candidates for election to Mac-Gray’s Board of Directors at Mac-Gray’s 2009 Annual Meeting of Stockholders. Fairview beneficially owns 6.4% of Mac-Gray’s outstanding shares. Fairview’s nominees are Scott W. Clark and Bruce C. Ginsberg.

“Fairview has been a Mac-Gray shareholder for nearly five years,” said Scott Clark, Fairview portfolio manager. “We believe most of Mac-Gray’s financial metrics have shown little improvement during this time, despite more than $300 million spent on acquisitions that Management previously estimated would be accretive. The share price has underperformed the Russell 2000 and S&P 500 indices in each of the past three years, and now stands 57% below the closing price on the day of Mac-Gray’s IPO in 1997. We have concluded that Mac-Gray’s ‘growth’ strategy is not working, and we believe this is best addressed through shareholder representation on the Board of Directors.”

Clark continued: “We view our nomination of directors as a natural next step for our involvement with Mac-Gray. We believe Mac-Gray is an excellent business with a flawed capital allocation strategy. For several years, through conversations with Management and letters to the Board, we patiently tried to convince Mac-Gray to shift its strategy. Despite our advice, and in the face of poor financial performance and a sinking share price, we believe Management and the Board have been unresponsive.”

“We are confident our two nominees address the major deficiencies that we see in the composition of Mac-Gray’s Board,” Clark added. “Specifically, we believe the Board lacks members with significant experience or expertise in the financial analysis of acquisitions and capital investments. In addition, we believe most of the Board’s independent members own relatively few common shares and therefore are not properly aligned with shareholders.”

Andy Mathieson, Fairview’s founder and President said, “Scott Clark’s background as an investor and investment banker make him a perfect candidate to assist Mac-Gray with the financial analysis of future acquisitions and capital expenditures, and to compare those investments to alternatives such as share repurchases and dividends. Bruce Ginsberg is a Boston native with decades of experience running asset-intensive and logistics-oriented businesses that are analogous to Mac-Gray’s core laundry facilities management business. He is an ideal candidate to help improve the company’s operations and review its capital spending budgets.”

Nominees

Scott W. Clark (age 36): From 2002 to the present, Mr. Clark has been a Vice President, member and portfolio manager with Fairview Capital Investment Management, LLC, an SEC-registered independent investment advisor, and a managing partner and portfolio manager for Darlington Partners, L.P., a private investment partnership of which Fairview Capital Investment Management, LLC is the general partner. Mr. Clark earned an undergraduate degree from Brown University and an MBA from Stanford University’s Graduate School of Business.

Bruce C. Ginsberg (age 50): From June 2006 to the present, Mr. Ginsberg has been President, Chief Executive Officer and a director of MooBella LLC, a company that has developed an innovative ice cream dispensing system for foodservice operations. From 2001 to June 2006, Mr. Ginsberg was President, Chief Operating Officer and a director of MooBella LLC. From 1999 to the present, Mr. Ginsberg has been the founder, President and sole shareholder of New England Ice Cream Corporation, a company that distributes nationally branded frozen desserts to retail, food service and machine vending accounts. Mr. Ginsberg earned his BS degree and MBA from Boston College.

CUSIP No. 554153106	SCHEDULE 13D

About Fairview Capital Investment Management, LLC

Fairview is an SEC-registered independent investment advisor founded in 1995 and located in Greenbrae, CA. Key components of Fairview’s investment philosophy include a long-term focus, in-depth fundamental research, and constructive engagement with its portfolio companies.

Additional Information

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY DARLINGTON PARTNERS, L.P., FAIRVIEW CAPITAL, FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC, ANDREW F. MATHIESON, SCOTT W. CLARK, BRUCE C. GINSBERG AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF MAC-GRAY CORPORATION, FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF MAC-GRAY CORPORATION FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC AND CERTAIN OF ITS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2009, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contacts

Scott Clark, 415-464-4640

Fairview Capital Investment Management, LLC

Alan Miller / Jennifer Shotwell / Scott Winter, 212-750-5833

Innisfree M&A Incorporated